

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

David Gao, Chief Executive Officer
BMP Sunstone Corporation
600 W. Germantown Pike, Suite 400
Plymouth Meeting, PA 19462

> **Re:** **BMP Sunstone Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File: 001-32980**
> **Filed on March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File: 001-32980**
> **Filed on April 1, 2010**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed April 1, 2010

Certain Relationships and Related Party Transactions, page 19

1. We note that there are several related party transactions disclosed in your notes to the financial statements that do not appear to be addressed in this section. In particular, on pages F-26 and F-38 through F-39, there are descriptions of short term bank loans secured by the assets of Mr. Zhiqiang Han as well as other transactions. Please advise and provide us with draft disclosure for future filings. Your revised disclosure should separately identify the name of the related person and explain the basis on which the person is a related person; currently, you refer to, for example, "an entity" controlled by Mr. Han.

Potential Payments under Employment Agreements, page 34

2.   With a view to disclosure in future filings, please advise us of the amounts to be paid to Mr. Han as a result of his resignation. In this regard, it is unclear if the transaction with Sanofi will result in the higher "Salary Continuation" amount being paid to Mr. Han.

3.   We note that you provide disclosure for the CEO, CFO and two other named executive officers who earned over $400,000. Please advise why you do not provide disclosure for a total of three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the last completed fiscal year.

4.   In this regard, we note the reference on page 42 of your preliminary proxy statement filed on November 24, 2010 to an employment agreement with Mr. Tong and severance payments disclosed on page 43 based on a salary of $240,000. Please revise future filings or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin Kim at (202) 551-3297 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Fred M. Powell, CFO
        Fax: (610) 940-1676